UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 22, 2014

ALION SCIENCE AND TECHNOLOGY CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	333-89756	54-2061691
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of Incorporation)

1750 Tysons Boulevard

Suite 1300

McLean, VA 22102

(703) 918-4480

(Address, including Zip Code and Telephone Number, including
Area Code, of Principal Executive Offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, Alion Science and Technology Corporation (the “Company” or “Alion”)  has entered into a refinancing support agreement (as amended, the “RSA”) with the holders of a majority (the “Supporting Noteholders”) of the Company’s outstanding 10¼% Senior Notes due February 1, 2015 (the “Unsecured Notes”) regarding proposed refinancing transactions involving the Company’s outstanding indebtedness.  On July 22, 2014, the Company and the Supporting Noteholders executed a Term Sheet which amends the terms of the RSA (the “Amendment”).  Defined terms used below but not defined in this Form 8-K have their meaning ascribed in the Amendment. Among other things, the Amendment amends the RSA to modify the following terms and conditions of the Refinancing (as defined in the RSA):

•                  Outside Date.  The outside date required for closing the refinancing transactions contemplated by the RSA (the “Transactions”) was extended from July 31, 2014 to September 30, 2014; if the Transactions have not been consummated by the September 30, 2014 outside date, the Supporting Noteholders will have a right to terminate the RSA.

•                  Minimum Condition.  The Minimum Condition for the Tender/Exchange Offer has been reduced from 95% to 90%.

•                  New First Lien Term Loan.  The aggregate principal amount of the New First Lien Term Loan contemplated by the RSA has decreased from $300,000,000 to $285,000,000, separated into a $110 million A tranche issuable with 2 points of original issue discount and a $175 million B tranche issuable with 3 points of original issue discount.  The $110 million Term A Loan would mature in four years, amortize over years one through three at $15 million, $25 million, and $25 million respectively with the balance due at the end of year four, pay cash interest at LIBOR plus 700 basis points per annum with a 1% LIBOR floor and include three year call protection at 103, 102 and 101 respectively.  The $175 million Term B Loan would mature in five years, amortize at 1% per year and balloon at maturity, pay cash interest at LIBOR plus 1000 basis points per annum with a 1% LIBOR floor and include four year call protection at 105, 103, 102 and 101 respectively. It is contemplated that the lenders under the New First Lien Term Loan would receive a structuring fee in connection with the New First Lien Term Loan.

•                  New Second Lien Term Loan.  The aggregate principal amount of the New Second Lien Term Loan contemplated by the RSA has increased from $50,000,000 to $70,000,000.  The New Second Lien Term Loan would accrue interest at a rate of 14.25% per annum to be capitalized and added to principal quarterly. ASOF has committed to fund $55,000,000 and Phoenix has committed to fund $15,000,000 of the New Second Lien Term Loan.  In consideration for the New Second Lien Term Loan, the Company would issue Penny Warrants (as defined in the RSA) to ASOF and Phoenix in an amount equal to 9.82% and 2.68% respectively of the then outstanding Common Stock of the Company.  As further consideration for the New Second Lien Term Loan, ASOF and Phoenix would receive a fee, payable in cash, in an amount equal to $2,200,000 and $600,000 respectively, each fee would be payable in two equal installments on July 31, 2014 and September 15, 2014, provided that the second installment of each fee would not be payable if the closing of the transactions contemplated by the Refinancing occurs on or before September 15, 2014.

•                  Series A Preferred Stock.  The 1 share of Series A Preferred Stock previously contemplated by the RSA to be issued to the Warrant Agent will no longer be issued to the Warrant Agent.  Instead, as further consideration for providing the New Second Lien Term Loan, the Company would issue to the Supporting Noteholders in the aggregate 70 shares of Series A Preferred Stock, 55 shares to ASOF and 15 shares to Phoenix.  The Series A Preferred Stock would no longer be redeemable by the Company.  The Series A Preferred Stock would provide that the holders of a majority of the Series A Preferred Stock would have at all times the right to appoint a majority of the members of the board of directors of the Company.  The Amendment further provides the affirmative vote of the majority of the shares of Series A Preferred Stock outstanding shall be both necessary and sufficient to approve all such matters for all or any classes or series of shareholders of the Company.  The vote of the majority of the Series A Preferred Stock will be deemed to be the vote of a majority of all voting stock of the Company.

•                  New Third Lien Notes.  The New Third Lien Notes would bear interest as follows:

•                  an amount accruing at an annual rate of 5.5% payable in cash, and

•                  an amount accruing at an annual rate of 9.75% (which will increase by 0.5% on each of the fourth anniversary and fifth anniversary of the Closing Date) payable by capitalizing and such amount to the principal of the New Third Lien Notes.

•                  Warrants.  The amount of Common Stock issuable upon exercise of the Penny Warrants to be issued to holders of Unsecured Notes who participate in the Tender/Exchange Offer has been increased from 12.5% to 27.5% of the Company’s outstanding Common Stock, on a fully diluted basis.  No Cash Warrants will be issued in connection with the Refinancing.

•                  Warrant and Stockholders’ Agreements.  The Warrant Agreement and Stockholders’ Agreement will be amended to remove the following:

•                  Drag-Along Rights;

•                  Tag-Along Rights;

•                  Information Rights; and

•                  Any and all voting rights for Warrant holders.

There can be no assurance that the Company will be able to consummate the transactions contemplated by the Amendment.  Among other things, the Company cannot assure you that it will be able to obtain either portion of the New First Lien Term Loan, that it will be able to agree to final terms for the New Second Lien Term Loan with ASOF and Phoenix, that a sufficient amount of holders of the Unsecured Notes will tender in the Tender/Exchange Offer, or that it will be able to satisfy the other conditions set forth in the Amendment and the RSA.

The Amendment contains representations, warranties and agreements by the Company and the Supporting Noteholders.  The obligations of the Company and the Supporting Noteholders under the Amendment and the RSA are subject to various conditions set forth in the Amendment and the RSA.

A copy of the Amendment is attached to this current report on Form 8-K as Exhibit 10.1 and it is incorporated by reference as though it were fully set forth herein. The foregoing summary description of the Amendment and the transactions contemplated thereby is not intended to be complete, and it is qualified in its entirety by the complete text of the Amendment and the RSA.  A copy of the press release regarding the Amendment and the RSA is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The offer is being made only by means of a prospectus, as supplemented.  Copies of the prospectus, as supplemented, and the transmittal materials may be obtained free of charge, by contacting the Information and Exchange Agent at the following address:

A registration statement relating to the Transactions was declared effective by the Securities and Exchange Commission on May 9, 2014. The full terms of the Transactions, including descriptions of the Third-Lien Notes, the material differences between the Third-Lien Notes and the Unsecured Notes, the unit offering, and other information relating to the Transactions are contained in the prospectus dated May 13, 2014, as supplemented on May 16, 2014 and May 28, 2014.

Goldman, Sachs & Co. has been retained to act as the dealer manager and solicitation agent in connection with the Tender/Exchange Offer and consent solicitation. The information and exchange agent for the Transactions is Global Bondholder Services Corporation. Questions regarding the procedures for participating in the Transactions, requests for assistance regarding the process, and requests for additional copies of the prospectus and transmittal materials governing the Transactions may be directed to Global Bondholder Services at its address set forth below.

Global Bondholder Services

By Facsimile (for eligible institutions only): (212) 430-3775/3779

Confirmation: (212) 430-3774

By Phone:  866-470-3900 (toll free)

By Mail, Overnight Courier Hand Delivery:

65 Broadway, Suite 404

New York, New York 10006

Attn: Corporate Actions

They can also be obtained free of charge at http://www.gbsc-usa.com/Alion, the SEC’s website (http://www.sec.gov), or by contacting Alion Science and Technology Corporation, 1750 Tysons Boulevard, Suite 1300, McLean, Virginia 22102, (703) 918-4480, Attention: Kevin Boyle, Senior Vice President, General Counsel & Secretary.

This Form 8-K does not constitute an offer to sell any securities or the solicitation of an offer to exchange any of the Company’s outstanding Unsecured Notes or any other security, nor shall there be any sale or exchange of any securities in any state or other jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification of any such securities or offer under the securities laws of any such state or other jurisdiction.

Item 3.02 Unregistered Sales of Equity Securities

Subject to the terms and conditions of the RSA and the Amendment, the Series A Preferred Stock and additional Penny Warrants to be issued to the Supporting Noteholders in connection with the New Second Lien Term Loan will be issued in a private placement.  The above disclosures in Item 1.01 with respect to the issuance of the Series A Preferred Stock and the Penny Warrants to the Supporting Noteholders in consideration for providing the New Second Lien Term Loan are incorporated into this Item 3.02 by reference. As the private placement would be made to two accredited investors, it would be exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and the rules promulgated thereunder.

Item 8.01                                           Other Events.

On July 23, 2014, the Company issued a press release announcing updated results of the Tender/Exchange Offer, consent solicitation and unit offering relating to its Unsecured Notes.  A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Information included in this Current Report on Form 8-K may contain forward-looking statements that involve risks and uncertainties, including statements regarding the expected terms of the transactions contemplated by the RSA and the Amendment. These statements relate to future plans, objectives, expectations and intentions and are for illustrative purposes only. These statements may be identified by the use of words such as “believe,” “expect,” “intend,” “plan,” “anticipate,” “likely,” “will,” “pro forma,” “forecast,” “projections,” “could,” “estimate,” “may,” “potential,” “should,” “would,” and similar expressions. There can be no assurance that all or any portion of the aforementioned refinancing transactions will be consummated on the terms summarized herein or at all.  The forward-looking statements contained, or incorporated by reference, herein are also subject generally to other risks and uncertainties that are described from time to time in the Company’s filings with the Securities and Exchange Commission and other factors discussed in this Form 8-K.

Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s views as of the date of this Form 8-K. The Company undertakes no obligation to update any of the forward-looking statements made in this Form 8-K, whether as a result of new information, future events, changes in expectations or otherwise.

Item 9.01 Financial Statements and Exhibits

(d)                                 Exhibits

10.1                        Term Sheet, dated as of July 22, 2014, by and among Alion and the Supporting Noteholders.

99.1                        Press Release regarding the Amendment, dated July 24, 2014.

99.2                        Press Release regarding the results of the Tender/Exchange Offer, dated July 24, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 23, 2014	ALION SCIENCE AND TECHNOLOGY CORPORATION

	By:	/s/ Bahman Atefi
Name: Bahman Atefi
Title: Chief Executive Officer